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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                        RULE 13E-3 TRANSACTION STATEMENT

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                             ILLINOIS POWER COMPANY
                              (Name of the Issuer)
                              ILLINOVA CORPORATION
                       (Name of Person Filing Statement)

                  TITLE                       CUSIP NUMBER
                  -----                       ------------
CUMULATIVE PREFERRED STOCK ($50 PAR VALUE)
               4.08% SERIES                   452092 20 8
               4.20% SERIES                   452092 30 7
               4.26% SERIES                   452092 40 6
               4.42% SERIES                   452092 50 5
               4.70% SERIES                   452092 60 4
               7.75% SERIES                   452092 79 4

                (Title and CUSIP Number of Class of Securities)
                               ------------------

                          LEAH MANNING STETZNER, ESQ.
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                              ILLINOVA CORPORATION
                               500 S. 27TH STREET
                               DECATUR, IL 62525
                                 (217) 424-6600

                                with a copy to:

                             ROBERT J. REGAN, ESQ.
                             SCHIFF HARDIN & WAITE
                                7200 SEARS TOWER
                            CHICAGO, ILLINOIS 60616
                                 (312) 258-5606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [X] A tender offer.
d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
                               ------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
                     $52,607,718.80                                              $10,521.54
------------------------------------------------------------------------------------------------------------------

*  Solely for purposes of calculating the filing fee and computed pursuant to
   Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement referenced in
   Item 17(d)(1) herein. The purchase price per share for the outstanding shares will be based on a formula utilizing the 30-year Treasury Bond rate (except that the 5-year Treasury Bond rate will be used with respect to the 7.75% Series) at the commencement of the Offer. The above transaction value is based on the formula utilizing the 30-year and 5-year Treasury Bond rates as of February 25, 1998. Any adjustments to the filing fee will be made upon filing an Amendment to this Schedule 13E-3 upon commencement of the Offer.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $10,521.54                            Filing Party: Illinova Corporation
Form or Registration No.: Schedule 13E-4                      Date Filed: March 2, 1998

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

     This Rule 13e-3 Transaction Statement (the "Statement") relates to the offer by Illinova Corporation, an Illinois corporation ("ILN"), pursuant to its
Offer to Purchase and Proxy Statement, dated                     , 1998 (the
"Offer to Purchase and Proxy Statement"), to purchase any and all of the outstanding shares of each of the following series of the Cumulative Preferred Stock, $50 par value (each a "Series of Preferred"), of Illinois Power Company, an Illinois corporation and direct subsidiary of ILN ("IPC"):

       4.08% Series of Preferred, at a purchase price of $     per share,
                           net to the seller in cash;

       4.20% Series of Preferred, at a purchase price of $     per share,
                           net to the seller in cash;

       4.26% Series of Preferred, at a purchase price of $     per share,
                           net to the seller in cash;

       4.42% Series of Preferred, at a purchase price of $     per share,
                           net to the seller in cash;

       4.70% Series of Preferred, at a purchase price of $     per share,
                         net to the seller in cash; and

       7.75% Series of Preferred, at a purchase price of $     per share,
                           net to the seller in cash.

     There is a separate Letter of Transmittal and Proxy with respect to each Series of Preferred.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Statement in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by ILN with the Securities and Exchange Commission (the "Commission") on the date hereof. The information set forth in the Schedule 13E-4 is expressly incorporated herein by reference and responses to each item herein are qualified in their entirety by the corresponding responses in the Schedule 13E-4.

             LOCATION IN ITEM IN SCHEDULE 13E-3                 SCHEDULE 13E-4
             ----------------------------------                 --------------
Item 1(a)...................................................      Item 1(a)
Item 1(b)...................................................      Item 1(b)
Item 1(c)...................................................      Item 1(c)
Item 1(d)...................................................              *
Item 1(e)...................................................              *
Item 1(f)...................................................              *
Item 2(a)...................................................              *
Item 2(b)...................................................              *
Item 2(c)...................................................              *
Item 2(d)...................................................              *
Item 2(e)...................................................              *
Item 2(f)...................................................              *
Item 2(g)...................................................              *
Item 3(a)(1)................................................              *
Item 3(a)(2)................................................              *
Item 3(b)...................................................              *
Item 4(a)...................................................              *
Item 4(b)...................................................              *
Item 5(a)...................................................      Item 3(b)
Item 5(b)...................................................      Item 3(c)
Item 5(c)...................................................      Item 3(d)
Item 5(d)...................................................      Item 3(e)

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
             LOCATION IN ITEM IN SCHEDULE 13E-3                 SCHEDULE 13E-4
             ----------------------------------                 --------------
Item 5(e)...................................................      Item 3(f)
Item 5(f)...................................................      Item 3(i)
Item 5(g)...................................................      Item 3(j)
Item 6(a)...................................................      Item 2(a)
Item 6(b)...................................................              *
Item 6(c)...................................................      Item 2(b)
Item 6(d)...................................................              *
Item 7(a)...................................................         Item 3
Item 7(b)...................................................              *
Item 7(c)...................................................              *
Item 7(d)...................................................              *
Item 8(a)...................................................              *
Item 8(b)...................................................              *
Item 8(c)...................................................              *
Item 8(d)...................................................              *
Item 8(e)...................................................              *
Item 8(f)...................................................              *
Item 9(a)...................................................              *
Item 9(b)...................................................              *
Item 9(c)...................................................              *
Item 10(a)..................................................              *
Item 10(b)..................................................              *
Item 11.....................................................         Item 5
Item 12(a)..................................................              *
Item 12(b)..................................................              *
Item 13(a)..................................................              *
Item 13(b)..................................................              *
Item 13(c)..................................................              *
Item 14(a)..................................................      Item 7(a)
Item 14(b)..................................................      Item 7(b)
Item 15(a)..................................................              *
Item 15(b)..................................................         Item 6
Item 16.....................................................      Item 8(e)
Item 17(a)..................................................      Item 9(b)
Item 17(b)..................................................              *
Item 17(c)..................................................      Item 9(c)
Item 17(d)..................................................      Item 9(a)
Item 17(e)..................................................              *
Item 17(f)..................................................      Item 9(f)

-------------------------
* The Item is located in the Schedule 13E-3 only.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the Issuer is Illinois Power Company, an Illinois corporation ("IPC"), that has its principal executive offices at 500 S. 27th Street, Decatur, IL 62525.

     (b) The information appearing on the front cover of the Offer to Purchase and Proxy Statement, filed as Exhibit 99(a)(1) to the Schedule 13E-4 (the "Offer to Purchase and Proxy Statement"), and the information appearing under the captions "Terms of the Offer -- Number of Shares; Purchase Prices; Expiration Date; Dividends," "Price Range of Shares; Dividends" and "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to
Schedule 13E-3.

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

     (c)-(d) The information appearing under the caption "Price Range of Shares; Dividends" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (e) Not applicable.

     (f) IPC purchased Shares on the open market on the dates and at the prices shown below in fiscal 1996 and 1997.

                           NUMBER OF   RANGE OF PURCHASE PRICES   AVERAGE PURCHASE
SERIES    FISCAL QUARTER    SHARES            (HIGH/LOW)          PRICE PER SHARE
------    --------------   ---------   ------------------------   ----------------
4.08%    3rd Quarter 1997    16,710        $36.520/$35.000            $35.606
4.20%    3rd Quarter 1997    12,280          37.590/34.841             35.762
4.26%    3rd Quarter 1997    14,000          36.059/36.059             36.059
4.42%    3rd Quarter 1997    15,600          37.413/37.413             37.413
4.70%    3rd Quarter 1997    24,000          38.989/38.989             38.989
7.75%    3rd Quarter 1996   135,100          52.750/52.125             52.421

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) The person filing this statement is Illinova Corporation, an Illinois corporation ("ILN") that has its principal executive offices at 500 S. 27th Street, Decatur, IL 62525. ILN is a holding company which owns all of the outstanding common stock of IPC. Certain information relating to ILN's directors and executive officers set forth in (i) ILN's Annual Report on Form 10-K for the year ended December 31, 1997 and (ii) ILN's Definitive Proxy Statement on
Schedule 14A, dated             , 199 , referenced herein as Exhibits (g)(3) and
(g)(4), respectively, is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (e) During the last five years, no executive officer or director of ILN or IPC or any person controlling ILN or IPC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, no executive officer or director of ILN or IPC or any person controlling ILN or IPC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) Not applicable.

     (b) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information appearing under the captions "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of ILN and IPC After the Offer," and "Terms of the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of ILN and IPC After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b) The information appearing under the caption "Fees and Expenses Associated with the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (c) The information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (d) The information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of ILN and IPC After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b) Not applicable.

     (c) The information appearing under the captions "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of ILN and IPC After the Offer" and "Proposed Amendment and Proxy Solicitation -- Reasons for the Proposed Amendment" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (d) The information appearing under the captions "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Liquidity of Trading Market; Potential Effects of the Proposed Amendment on Non-Tendering Preferred Shareholders; Plans of ILN and IPC After the Offer," "Price Range of Shares; Dividends," "Certain Federal Income Tax Consequences" and "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(b) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of ILN and IPC After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (c) The information appearing under the caption "Special Factors -- Certain Legal Matters; Regulatory Approvals; Dissenters' Rights" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (d)-(e) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of ILN and IPC After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) The information appearing under the caption "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of ILN and IPC After the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b) Not applicable.

     (c) Not applicable.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information appearing under the captions "Proposed Amendment and Proxy Solicitation -- Security Ownership of Certain Beneficial Owners and Management" and "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to
Schedule 13E-3.

     (b) Neither ILN nor IPC nor any of their respective directors or executive officers has made any recommendation in support of or opposed to the Rule 13e-3 transaction.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information appearing under the captions "Special Factors -- Certain Legal Matters; Regulatory Approvals; Dissenters' Rights" and "Proposed Amendment and Proxy Solicitation -- Voting Securities, Rights and Procedures" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Section 13E-3.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information appearing (i) under the caption "Summary of Consolidated Financial Information" in the Offer to Purchase and Proxy Statement and (ii) in the financial statements of IPC included in the Annual Report on Form 10-K for the year ended December 31, 1997 (to be filed by IPC by March 10,
1998) referenced herein as Exhibit (g)(2), is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The officers and employees of IPC will perform tasks which would be expected to arise in connection with the transaction.

     (b) The information appearing under the caption "Fees and Expenses Associated with the Offer" in the Offer to Purchase and Proxy Statement is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 16. ADDITIONAL INFORMATION.

     Reference is hereby made to the Offer to Purchase and Proxy Statement and Letter of Transmittal and Proxy, which are referenced herein as Exhibits (d)(1) and (d)(2), respectively, and incorporated in their entirety herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a) Credit Agreement, dated as of June 12, 1996, as amended on June 28, 1996, among ILN, CIBC Inc., as Administrative Agent, The First National Bank of Chicago, Bank of America Illinois, The First National Bank of Boston, Bank of Montreal, The Fuji Bank, Limited, ABN AMRO Bank N.V. Chicago Branch, The Bank of New York and Deutsche Bank A.G. New York Branch and/or Cayman Islands Branch, incorporated by reference to Exhibit 99(b) to Schedule 13E-4.

     (b) Not applicable.

     (c) Not applicable.

     (d)(1) Offer to Purchase and Proxy Statement, dated                     ,
1998, incorporated by reference to Exhibit 99(a)(1) to Schedule 13E-4.

     (d)(2) Form of Letter of Transmittal and Proxy, incorporated by reference to Exhibit 99(a)(2) to Schedule 13E-4.

     (d)(3) Form of separate Proxy, incorporated by reference to Exhibit 99(a)(3) to Schedule 13E-4.

     (d)(4) Form of Notice of Guaranteed Delivery, incorporated by reference to
Exhibit 99(a)(4) to Schedule 13E-4.

     (d)(5) Notice of Special Meeting of Shareholders, incorporated by reference to Exhibit 99(a)(5) to Schedule 13E-4.

     (d)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99(a)(6) to
Schedule 13E-4.

     (d)(7) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99(a)(7) to Schedule 13E-4.

     (d)(8) Letter to Shareholders, dated                     , 1998,
incorporated by reference to Exhibit 99(a)(8) to Schedule 13E-4.

     (d)(9) Summary Advertisement, dated                     , 1998,
incorporated by reference to Exhibit 99(a)(9) to Schedule 13E-4.*

     (d)(10) Press Release, dated                     , 1998, incorporated by
reference to Exhibit 99(a)(10) to Schedule 13E-4.*

     (e) The information appearing under the caption "Proposed Amendment and Proxy Solicitation -- Dissenters= Rights" in the Offer to Purchase and Proxy Statement referenced herein as Exhibit (d)(1), is incorporated in its entirety herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (f) Not applicable.

     (g)(1) Issuer Tender Offer Statement of IPC on Schedule 13E-4, dated
                    , 1998, incorporated by reference thereto.

     (g)(2) Annual Report on Form 10-K for the year ended December 31, 1997, to be filed by IPC by March 10, 1998, incorporated by reference to SEC File No. 1-3004.

     (g)(3) Annual Report on Form 10-K for the year ended December 31, 1997, (to be filed by ILN by March 10, 1998), incorporated by reference to SEC File No. 1-11327.*

     (g)(4) Definitive Proxy Statement of ILN on Schedule 14A, dated
                    , 1998, (to be filed by ILN by March 10, 1998), incorporated by reference to SEC File No. 1-11327.*
-------------------------
* To be filed by amendment.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 1998                      ILLINOVA CORPORATION

                                          By: /s/ Leah Manning Stetzner

                                            ------------------------------------
                                            Leah Manning Stetzner,
                                            General Counsel and Corporate
                                              Secretary

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